UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Company”) dated May 15, 2014: Dynagas LNG Partners L.P. Reports First Quarter 2014 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 15, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

DYNAGAS LNG PARTNERS L.P. REPORTS FIRST QUARTER 2014 RESULTS

ATHENS, Greece – May 15, 2014 - Dynagas LNG Partners LP (NasdaqGS: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced results (unaudited) for the three months ended March 31, 2014.

First Quarter Highlights:

•

Net income for the three months ended March 31, 2014 of $11.0 million;

•

Distributable Cash Flow ** of $12.3 million during the first quarter of 2014; and

•

Adjusted EBITDA ** for the three month period ended March 31, 2014 of $16.3 million.

** Adjusted EBITDA and Distributable Cash Flow are not recognized measurements under U.S. GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Quarterly Cash Distribution: On April 25, 2014, the Partnership declared a cash distribution for the first quarter of 2014 of $0.365 per unit. The cash distribution was paid on May   12, 2014, to all unitholders of record as of May 5, 2014.

New 13-year time charter contract for the Clean Force and amendment of current contract expiration date: On April 17, 2014, the Partnership entered into a new 13-year time-charter contract with Gazprom Marketing & Trading Singapore Pte. Ltd (“Gazprom”) for the Clean Force, one of the Partnership’s LNG Carriers.  In connection with the new Gazprom charter, the Partnership entered into an agreement with BG Group Plc., the current charterer of the Clean Force, to amend, at no cost to the Partnership, the expiration date of the current time-charter contract from the third quarter of 2016 to July 2015, at which time the new Gazprom contract will take effect. The Partnership’s new 13-year Gazprom contract for the Clean Force increases the Partnership’s average contract duration from approximately three years to approximately seven years.

Acquisition of the LNG carrier Arctic Aurora: On April 17, 2014, the Partnership entered into a Share Purchase Agreement to purchase from Dynagas Holding Ltd. (our “Sponsor”) 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, a 2013 built 155,000 cbm ice class LNG carrier, for an aggregate purchase price of $235 million. The Arctic Aurora acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain closing conditions. The Partnership expects to finance the acquisition with the net proceeds of a public offering of its common units and a portion of the borrowings under a new $340 million senior secured revolving credit facility. The Arctic Aurora is currently operating under a time charter with Statoil ASA (“Statoil”) with an initial term of five years that expires in July 2018. Statoil has the right to extend the charter for consecutive additional one-year periods following the initial charter period.

The Partnership expects this charter to provide it with total contracted revenue of approximately $117.2 million based on an expected delivery date of May 30, 2014, excluding options to extend and assuming full utilization for 4.1 years, which is the remaining term of the charter based on the earliest contract expiration date in July 2018.  The Partnership estimates that the Arctic Aurora acquisition will generate annual gross revenues of approximately $28.3 million, assuming full utilization for the full term of the charter, and annual net cash from operations of approximately $21.7 million. Following the completion of this acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of between $0.0225 and $0.0275 (or annualized increase of between $0.09 and $0.11 per unit), which would become effective for the distribution with respect to the quarter ending June 30, 2014 on a pro-rata basis after giving effect to the Arctic Aurora acquisition. In addition, the acquisition of the Arctic Aurora broadens the Partnership’s customer base and reduces the weighted average age of the Partnership’s fleet from 6.1 years to 5.3 years based on an expected delivery date of May 30, 2014.

Commitment for a new Senior Secured Revolving Credit Facility: On March 26, 2014, the Partnership entered into a binding commitment letter with an affiliate of Credit Suisse Securities (USA) LLC for a new $340 million Senior Secured Revolving Credit Facility which is conditioned on the closing of Arctic Aurora acquisition. The facility will bear interest at LIBOR plus a margin and will be payable in 17 consecutive equal quarterly payments of $5.0 million each and a balloon payment of $255.0 million at maturity and which may be extended under certain conditions. The Partnership intends to utilize a portion of the amount it expects to draw down under this facility to partially finance the Arctic Aurora acquisition and the balance to refinance $214.1 million currently outstanding under the Partnership’s existing senior secured revolving facility (the “2013 Senior Secured Revolving Credit Facility”).

Financial Results Overview:

For the results and the selected financial data presented herein, the Partnership has compiled consolidated statements of income for the three month periods ended March 31, 2014 and 2013, which were derived from the unaudited condensed consolidated financial statements for the periods presented.

                                                                 Three Month Period Ended

( In thousands of U.S. dollars, except per unit data)	March 31, 2014 (unaudited)	March 31, 2013 (unaudited)
Adjusted EBITDA(1)	$16,321	$16,881
Net Income	$11,029	$11,207
Operating Income	$12,823	$13,499
Distributable Cash Flow(1)	$12,268	$10,963
Earnings per common unit basic and diluted	$0.37	$0.52

(1) Adjusted EBITDA and Distributable Cash Flow are not recognized measurements under U.S. GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three month periods ended March 31, 2014 and 2013

The Partnership reported net income attributable to unitholders of $11.0 million for the three months ended March 31, 2014, or $0.37 per basic and diluted unit, as compared to $11.2 million, or $0.52 per basic and diluted unit, in the corresponding period of 2013. Operating income for the first quarter of 2014 was $12.8 million, compared to $13.5 million in the corresponding period of 2013.

Adjusted EBITDA for the first quarter of 2014 was $16.3 million compared to $16.9 million for the first quarter of 2013.

The Partnership's Distributable Cash Flow for the three months ended March 31, 2014 was $12.3 million. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions.

The Partnership’s operating results for the three months ended March 31, 2014 were primarily impacted by increased general and administrative costs of approximately $0.6 million, mainly due to additional fees and expenses as a result of being a public company since November 2013. These increases to general and administrative costs were mainly offset by an approximate $0.4 million decrease in interest and finance costs mainly resulting from significantly lower levels of weighted outstanding indebtedness in the first quarter of 2014 as compared to the corresponding period of 2013.

Total operating expenses decreased, from approximately $3.2 million or $11,863 per LNG carrier per day during the three month period ended March 31, 2013 to $3.1 million or $11,570 per LNG carrier per day in the three month period ended March 31, 2014. No special survey and dry-dock repairs were incurred on any of our LNG carriers in the periods under discussion.

The average daily hire gross of commissions earned by our LNG carriers of approximately $77,700 per day per vessel remained substantially the same in the three month periods ended March 31, 2014 and 2013. During both quarters ended March 31, 2014 and 2013, all of the Partnership’s vessels operated at 100% utilization.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity Position

As of March 31, 2014, the Partnership reported cash of $30.8 million (including cash minimum liquidity requirements imposed by our lenders) and had available undrawn borrowings of $43.0 million under the 2013 Senior Secured Revolving Credit Facility. Total indebtedness as of March 31, 2014 was $214.1 million. The weighted average margin over LIBOR accruing on the Partnership’s outstanding bank debt during the three months ended March 31, 2014 was approximately 3.1%.

During the three month period ended March 31, 2014, the Partnership generated net cash from operating activities of $14.5 million, compared to $6.8 million in the same period in 2013, which is mainly the effect of operating assets and liabilities and deferred revenue variations between compared periods.

As of March 31, 2014, the Partnership had total available liquidity of $103.8 million (comprised of $30.8 million in cash, including minimum cash liquidity requirements imposed by our lenders, and $73.0 million of borrowing capacity under its bank and Sponsor facilities).

Time charter coverage

As of May 14, 2014, the Partnership has contracted employment for 100% of its total fleet calendar days through 2016 and 67% of its fleet calendar days for 2017. Time charter coverage in regards to total fleet calendar days is calculated on the basis of the earliest estimated redelivery dates.

The contracted revenue backlog for the Partnership as of May 14, 2014 was approximately $535.0 million with average remaining contract duration of 6.8 years. Our contract backlog may grow further in the event we successfully complete the Arctic Aurora acquisition.(2)

(2) We calculate our contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NasdaqGS: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of three LNG carriers, each of which has a carrying capacity of approximately 150,000 cbm.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended March 31,
	2014	2013
REVENUES
Voyage revenues	$21,009	$21,168
EXPENSES
Voyage expenses	(175)	(176)
Voyage expenses-related party	(264)	(244)
Vessel operating expenses	(3,124)	(3,203)
General and administrative expenses	(580)	(23)
Management fees related party	(695)	(675)
Depreciation	(3,348)	(3,348)
Operating income	12,823	13,499
Interest and finance costs	(1,944)	(2,326)
Other, net	150	34

Net Income	$11,029	$11,207
Earnings per unit, basic and diluted

Common unit (basic and diluted)	0.37	0.52
Subordinated unit (basic and diluted)	0.37	0.52
General Partner unit (basic and diluted)	0.37	0.52
Weighted average number of units outstanding, basic and diluted (1):
Common units	14,985,000	6,735,000
Subordinated units	14,985,000	14,985,000
General Partner units	30,000	30,000

(1) On October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the “General Partner”), a company owned and controlled by Dynagas Holding Ltd, 30,000 general partner units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in the Partnership). The unit and per unit data included this section have been restated to reflect the issuance of the above units for the period ended March 31, 2013.

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	March 31, 2014 (unaudited)	December 31, 2013 (audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,768	$5,677
Restricted cash	—	—
Due from related party	1,447	1,456
Other current assets	806	473
Total current assets	11,021	7,606
T
FIXED ASSETS, NET:
Vessels, net	449,827	453,175
Total fixed assets, net	449,827	453,175
OTHER NON CURRENT ASSETS:
Restricted Cash	22,000	22,000
Due from related party	675	675
Deferred revenue and other deferred charges	4,847	5,279
Total assets	$488,370	$488,735
T
LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$—	$—
Trade payables	3,324	3,743
Loan from related party	—	5,500
Due to related party	273	—
Accrued liabilities and other payables	803	1,041
Unearned revenue	4,500	4,619
Total current liabilities	8,900	14,903
Deferred revenue	1,895	2,048
Long-Term Debt, net of current portion	214,085	214,085
Total non-current liabilities	215,980	216,133
T
PARTNERS’ EQUITY:
General partner: 30,000 units issued and outstanding as at March 31, 2014 and December 31, 2013	155	150
Common unitholders: 14,985,000 units issued and outstanding as at March 31, 2014 and December 31, 2013	185,862	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at March 31, 2014 and December 31, 2013	77,473	74,580
Total partners’ equity	263,490	257,699
T
Total liabilities and partners’ equity	$488,370	$488,735

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2014 (unaudited)	2013 (unaudited)

Cash flows from Operating Activities:
Net income:	$11,029	$11,207
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,348	3,348
Amortization of deferred financing fees	118	135
Deferred revenue	161	(1,422)
Changes in operating assets and liabilities:
Trade receivables	20	(129)
Prepayments and other assets	(353)	(77)
Due from/ to related party	282	(483)
Trade payables	281	(1,175)
Accrued liabilities and other payables	(238)	(452)
Unearned revenue	(119)	(4,155)
T
Net cash provided by Operating Activities	14,529	6,797
T
Net cash provided by Investing Activities	—	—
T
Cash flows from/ (used in) Financing Activities:
Decrease in restricted cash	—	4,038
Payment of IPO issuance costs	(700)	—
Repayment of loan to related party	(5,500)	—
Distributions paid	(5,238)	—
Repayment of long-term debt	—	(10,835)
Net cash used in Financing Activities	(11,438)	(6,797)
T
Net increase in cash and cash equivalents	3,091	—
Cash and cash equivalents at beginning of the period	5,677	—
Cash and cash equivalents at end of the period	$8,768	$—

APPENDIX B

Fleet Statistics	Three Months Ended March 31,
(expressed in United states dollars except for operating data)	2014	2013

Number of vessels at the end of period	3	3
Average number of vessels in the period (1)	3	3
Calendar Days (2)	270	270
Available Days (3)	270	270
Revenue earning days (5)	270	270
Time Charter Equivalent (4)	$76,185	$76,844
Fleet Utilization (5)	100%	100%
Vessel daily operating expenses (6)	$11,570	$11,863

(1)  Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)  Calendar days are the total days we possessed the vessels in our fleet for the relevant period.

(3)  Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the three month periods ended March 31, 2014 and 2013 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available days):

	Three Months Ended March 31,
	2014	2013

Voyage revenues	$21,009	$21,168
Voyage Expenses (7)	(439)	(420)
Time Charter equivalent revenues	$20,570	$20,748
Available Days (3)	270	270
Time charter equivalent (TCE) rate	$76,185	$76,844

(5)   We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)    Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs, flag taxes and , is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)   Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our liquidity and our operating performance.

The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP financial measures, for the periods presented:

	Three Months Ended March 31,
	2014	2013
Reconciliation to Net Income	(In thousands of U.S. dollars)
Net Income	$11,029	$11,207

Net interest and finance costs (1)	1,944	2,326
Depreciation	3,348	3,348
Adjusted EBITDA	$16,321	$16,881

(1)Includes interest and finance costs and interest income, if any

Distributable Cash Flow

Distributable Cash Flow with respect to any quarter means Adjusted EBITDA after considering period interest and finance costs, non-cash revenue amortization adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Our calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable Cash Flow to net income, the most directly comparable GAAP measure.

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net Income	$11,029	$11,207
Depreciation	3,348	3,348
Amortization of deferred finance fees	118	135
Interest and finance costs, excluding amortization	1,826	2,191
Adjusted EBITDA	16,321	16,881
Interest and finance costs, excluding amortization	(1,826)	(2,191)
Deferred revenue adjustments	161	(1,422)
Maintenance capital expenditure reserves	(514)	(514)
Replacement capital expenditure reserves	(1,874)	(1,791)
Distributable Cash Flow	$12,268	$10,963